NO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below update for Coincheck, Inc. (“Coincheck”). This information will also be posted at https://coincheck.com. Coincheck Group (“CNCK” and “CNCKW”) is a public limited liability company and the holding company for Coincheck. Coincheck operates one of the largest multi-cryptocurrency marketplaces and crypto asset exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services.
Coincheck Group uses its website (https://www.coincheckgroup.com/) to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website, Coincheck’s website or related social media channels into this Report on Form 6-K.

Monthly Disclosure
Coincheck, Inc. is reporting the following preliminary monthly disclosure information for the past twelve months. The preliminary numbers in the tables below are based on currently available information. These preliminary estimates have not been audited by any independent registered public accountants, are subject to update and should not be extrapolated for future periods.

	Aug. 2025	Sep. 2025	Oct. 2025	Nov. 2025	Dec. 2025	Jan. 2026
Exchange Trading Volume (Million yen)	318,561	243,278	461,342	415,621	332,623	298,398
Marketplace Trading Volume (Million yen)	29,146	26,358	35,996	29,023	22,651	25,768
Customer Assets (Million yen)	1,159,863	1,189,219	1,177,426	1,005,469	948,533	854,339
Number of Verified Accounts	2,400,859	2,421,080	2,442,923	2,460,621	2,475,345	2,498,597

	Feb. 2026	Mar. 2026	Apr. 2026	May. 2026	Jun. 2026	Jul. 2026
Exchange Trading Volume (Million yen)	295,094	324,961	171,122	129,229	197,447	156,294
Marketplace Trading Volume (Million yen)	24,143	18,814	21,603	16,790	20,709	15,522
Customer Assets (Million yen)	695,445	728,051	796,470	773,103	631,633	664,014
Number of Verified Accounts	2,513,639	2,527,772	2,538,851	2,547,147	2,624,858	2,674,981

Notes
●Exchange Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s exchange platform. Coincheck’s exchange platform facilitates buy and sell transactions directly between two parties (a buyer and a seller) for which, generally, Coincheck charges no fee. Coincheck sometimes is a buyer on the exchange platform to help support transaction activity on the marketplace platform.
●Marketplace Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s marketplace platform business. Historically, Coincheck’s total revenue has been derived primarily from transactions on Coincheck’s marketplace platform business. For additional details, please see Coincheck Group N.V.’s filings with the U.S. Securities and Exchange Commission.
●Customer Assets and Number of Verified Accounts correspond to figures as of the end of each month. Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts.
●Customer Assets are cryptocurrencies held for customers + fiat currency deposited by customers. Customer Assets do not include non-fungible tokens (NFTs).
●Prior monthly numbers, which are generally preliminary at the time of initial publication, may have been updated by immaterial amounts.
●Beginning June 2026, a substantial number of the new Verified Accounts may result from "crypto-as-a-service" relationships with third parties who receive a significant portion of the fee revenue generated by such accounts.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: August 04, 2026	By:	/s/ Jason Sandberg
		Name:	Jason Sandberg
		Title:	Chief Financial Officer